Filed by Medicis Pharmaceutical Corporation Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Inamed Corporation
Commission File No. 1-9741

     This filing relates to a proposed business combination (the “Merger”) of Medicis Pharmaceutical Corporation (“Medicis”) and Inamed Corporation (“Inamed”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 20, 2005 (the “Merger Agreement”), by and among Medicis, Inamed and Masterpiece Acquisition Corp., a wholly-owned subsidiary of Medicis. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Medicis on March 21, 2005, and is incorporated by reference into this filing.

     The following is a presentation made to Inamed’s employees on March 24, 2005 regarding the Merger.

Our Aspirations Partner of choice for our customers Expanded product portfolio Customer centric focus Patient choice for enhancement of their overall health, beauty and self-esteem Innovative R&D pipeline New, distinct culture, preserving values at the core of each company's success

The Medicis Story Founded 1988 IPO - April 1990 4 stock splits since 1996 NYSE - September 1998 Why the dermatology market? Exceeds $5 billion Driven by 3,200 dermatologists Favorable demographics Evolved with market to aesthetic procedures

Mission Statement .. . . helping patients attain a healthy and youthful appearance and self-image

Four-Part Growth Strategy Core brand growth Product development Collaborative relationships Strategic acquisitions

Stronger Growth-Oriented Company Complementary products Enhanced global presence Approximately 1,500 employees Operations in 12 countries Business in over 60 countries Enhanced R&D World class customer service and business support functions Opportunities for advancement within a growing company

Integration Principles (1/2) Our people are our greatest asset Maintain performance and customer relationships Exercise fiscal responsibility Build best new business model Integration to maximize value Joint task forces to address integration issues

Great talent from every part of the organization needed to maximize opportunities Move quickly to operate as one business on day merger occurs: One management team One operating plan Business as usual until then Integration Principles (2/2)

Closing Remarks

FORWARD-LOOKING STATEMENTS

     This document contains “forward-looking statements” within the meaning of the Securities Litigation Reform Act. All statements included herein that address activities, events or developments that Medicis and Inamed expect, believe or anticipate will or may occur in the future are forward-looking statements, including the expected benefits of the merger of the two companies, the financial performance of the combined company, the year in which the transaction is expected to be accretive, and the anticipated closing date of the merger. These statements are based on certain assumptions made by Medicis and Inamed based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Medicis and Inamed. Any such projections or statements include the current views of Medicis and Inamed with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such results will be achieved. There are a number of important factors that could cause actual results to differ materially from those projected, including the anticipated size of the markets for the companies’ products; the availability of product supply; the receipt of required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the merger); the ability to realize the anticipated synergies and benefits of the merger; the ability to timely and cost-effectively integrate Inamed into Medicis’ operations; access to available and feasible financing (including financing for the merger) on a timely basis; the risks and uncertainties normally incident to the pharmaceutical and medical device industries; dependence on sales of key products; the uncertainty of future financial results and fluctuations in operating results; dependence on Medicis’ strategy including the uncertainty of license payments and/or other payments due from third parties; the timing and success of new product development by Medicis, Inamed or third parties; competitive product introductions; the risks of pending or future litigation; and other risks described from time to time in Medicis’ and Inamed’s Securities and Exchange Commission filings including their Annual Reports on Form 10-K for the year ended June 30, 2004 and December 31, 2004, respectively. Medicis and Inamed disclaim any intent or obligation to update any forward-looking statements contained herein, which speak as of the date hereof.

Additional Information about the Merger and Where to Find It

     In connection with the merger, Medicis and Inamed intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF MEDICIS AND INAMED ARE URGED TO READ THESE, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDICIS, INAMED AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Medicis or Inamed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Medicis by directing a written request to: Medicis, 8125 North Hayden Road, Scottsdale, AZ, 85258, Attention: Investor Relations, or Inamed, 5540 Ekwill Street, Santa Barbara, California, 93111, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

     Medicis, Inamed and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Medicis and Inamed in connection with the merger. Information about those executive officers and directors of Medicis and their ownership of Medicis’ common stock is set forth in the proxy statement for Medicis’ 2004 Annual Meeting of Stockholders, which was filed with the SEC on October 21, 2004. Information about the executive officers and directors of Inamed and their ownership of Inamed’s common stock is set forth in the proxy statement for Inamed’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Medicis, Inamed and their respective executive officers and directors in the merger by reading the proxy statement and prospectus regarding the merger when it becomes available.

     This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.